UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PENN VIRGINIA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V300 and 70788V102

(CUSIP Number)

James S. Matthews

Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

(972) 673-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Stephen M. Gill and Jeffery B. Floyd

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

March 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V300 and 70788V102

1	Name of Reporting Person Denbury Resources Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 1, 2018 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”) by Denbury Resources Inc., a Delaware corporation (the “Reporting Person” or “Denbury), with respect to the common stock, par value $0.01 per share (the “Penn Virginia Common Stock”), of Penn Virginia Corporation, a Virginia corporation (the “Issuer” or “Penn Virginia”).

Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This Amendment is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Penn Virginia Common Stock. The principal executive offices of Penn Virginia are located at 16285 Park Ten Place, Suite 500, Houston, TX 77084.

Item 2.	Identity and Background

This Amendment amends and restates the first sentence in Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is filed on behalf of Denbury.

Item 4.	Purpose of the Transaction

This Amendment amends Item 4 of the Original Schedule 13D to include the following after the final paragraph:

Termination Agreement

On March 21, 2019, Penn Virginia, Merger Sub, LLC Sub and Denbury entered into a termination agreement (the “Termination Agreement”) to terminate the Merger Agreement, the Merger and the other proposed transactions contemplated thereby (collectively, the “Transactions”). Pursuant to the Termination Agreement, the parties agreed to release each other from all liabilities and obligations with respect to the Transactions, and no termination fees will be payable by any party. On March 21, 2019, in connection with the entry into the Termination Agreement, the Voting and Support Agreements were terminated, and Denbury ceased to have any rights with respect to the Penn Virginia Common Stock thereunder. The termination of the Merger Agreement and the Voting and Support Agreements is referred to herein as the “Termination.”

The description of the Termination Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement included as Exhibit E, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

This Amendment amends Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment No. 1 are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Penn Virginia Common Stock. However, because of the Specified Penn Virginia Shareholders’ obligations under the Voting and Support Agreements prior to the Termination, the Reporting Person may have been deemed to have shared voting power to vote up to an aggregate of 2,425,793 shares of Penn Virginia Common Stock in favor of the approval of the adoption of the Merger Agreement and the approval of the Merger and the other Transactions. Thus, prior to the

Termination, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may have been deemed to be the beneficial owner of an aggregate of 2,425,793 shares of Penn Virginia Common Stock.

Neither the filing of this Amendment, nor the filing of the Original Schedule 13D shall be construed as an admission that the Reporting Person is or was, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Penn Virginia Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c)    Except as disclosed in this Amendment, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Penn Virginia Common Stock during the past 60 days.

(d)    Not applicable.

(e)    On March 21, 2019, as a result of the Termination, the Reporting Person may no longer be deemed the beneficial owner of more than 5% of the outstanding Penn Virginia Common Stock. Accordingly, this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the first paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below:

The description of the Merger Agreement, the Voting and Support Agreements, and the Termination Agreement in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit A, the copies of the Voting and Support Agreements included as Exhibit B, Exhibit C and Exhibit D, and the copy of the Termination Agreement included as Exhibit E, are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

E	Termination Agreement, by and among Denbury Resources Inc., Dragon Merger Sub Inc., DR Sub LLC and Penn Virginia Corporation, dated as of March 21, 2019 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Reporting Person on March 22, 2019, File No. 001-12935).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2019

DENBURY RESOURCES INC.

By:	/s/ James S. Matthews
James S. Matthews
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary